SECURITIES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65 827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Financial Paradigms, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4900 Woodway, Suite 550___
(No. and Street)

___Houston___   ___TX___   ___77056___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___John Goott___   ___713 622 9111___
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Harper & Pearson Company, P.C.___
(Name – if individual, state last, first, middle name)

___One Riverway, Suite 1000___   ___Houston___   ___TX___   ___77056___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John Goott_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Financial Paradigms, Inc._____, as of _____December 31_____, 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____n/a_____

_____Signature_____

_____President & CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

C O N T E N T S



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Financial Paradigms, Inc. (an S corporation) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 22, 2010

2

ASSETS		2009		2008
Cash and cash equivalents	$	34,445	$	39,325
Accounts receivable		2,595		24
TOTAL ASSETS	$	37,040	$	39,349

STOCKHOLDER'S EQUITY

		2009		2008
Stockholder's Equity				
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$	1,000	$	1,000
Additional Paid-in Capital		19,500		19,500
Retained Earnings		16,540		18,849
TOTAL STOCKHOLDER'S EQUITY	$	37,040	$	39,349

The accompanying notes are an integral part of the financial statements.

	2009	2008
Commission income and other income	$ 83,603	$ 114,546
Management and administrative expenses	85,912	115,931
Net loss	$ (2,309)	$ (1,385)

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2007	$ 1,000	$ 19,500	$ 30,234
Distributions	-	-	(10,000)
Net loss	-	-	(1,385)
Balance, December 31, 2008	1,000	19,500	18,849
Net loss	-	-	(2,309)
Balance, December 31, 2009	$ 1,000	$ 19,500	$ 16,540

The accompanying notes are an integral part of the financial statements.

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 81,032	$ 114,522
Cash paid for management and administrative expenses	(85,912)	(115,931)
Net cash used by operating activities	(4,880)	(1,409)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(10,000)
Net cash used by investing activities	-	(10,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,880)	(11,409)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	39,325	50,734
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,445	$ 39,325
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES		
Net loss	$ (2,309)	$ (1,385)
Increase in accounts receivable	(2,571)	(24)
Net cash used by operating activities	$ (4,880)	$ (1,409)

The accompanying notes are an integral part of the financial statements.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Financial Paradigms, Inc. (an S corporation) ("the Company") is located in Houston, Texas and is a limited business broker dealer that transacts in mutual funds and variable life and annuities only. During 2009, the Company closed all of its brokerage accounts with customers and will only receive commissions on variable annuity products in the future. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the shareholder. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2009 and 2008.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2009 and 2008.

Accounting for Uncertain Tax Positions – Generally accepted accounting principles (GAAP) provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2009.

NOTE B   MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG receives a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during each of the years ended December 31, 2009 and 2008 was $10,728.

NOTE C   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 or in the procedures followed in making the required periodic computations. At December 31, 2009 and 2008 the Company had net capital of $34,445 and $39,325, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was $-0- and at December 31, 2009 and 2008. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D   CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NET CAPITAL
    Total stockholder's equity qualified for net capital $ 37,040

        Total capital and allowable subordinated liabilities   37,040

      Deductions and/or charges
      Nonallowable assets:
        Accounts receivable   2,595
         2,595

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   34,445

    Haircuts on securities   -

    Net capital $ 34,445

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (12.5% of total aggregate
      indebtedness) $ -

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 29,445

    Ratio: Aggregate indebtedness to net capital   -0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

FINANCIAL PARADIGMS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL
   Total stockholder's equity qualified for net capital $ 39,349

     Total capital and allowable subordinated liabilities   39,349

     Deductions and/or charges
     Nonallowable assets:
       Accounts receivable   24
                         24

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   39,325

   Haircuts on securities   -

   Net capital $ 39,325

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
   Minimum net capital required (12.5% of total aggregate
     indebtedness) $ -

   Minimum dollar net capital requirement $ 5,000

   Net capital requirement (greater of above two minimum
     requirement amounts) $ 5,000

   Excess net capital $ 34,325

   Ratio: Aggregate indebtedness to net capital   -0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

FINANCIAL PARADIGMS, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009 AND 2008

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the Company engages in limited business (mutual funds and/or variable annuities only).